
Mail Stop 7010

February 26, 2008

via U.S. mail and facsimile

Mark O. Eisele
Vice President - Chief Financial Officer & Treasurer
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115

> **RE: Applied Industrial Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 27, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2007 and**
> **December 31, 2007**
> **File No. 1-2299**

Dear Mr. Eisele:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 18

1. We note your disclosure that your "disclosure controls and procedures are effective in timely alerting them to material information about Applied required to be disclosed in our Exchange Act reports." Please revise your disclosure in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure

that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Otherwise, please conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

2. In future filings, please revise your discussion and analysis of your results of operations to quantify the impact each factor you attribute to each line item's increase or decrease over the prior period or as a percentage of net sales to allow investors to better understand your results. Specifically, you attribute the increase in the service center based distribution segment net sales for fiscal year 2007 over fiscal year 2006 to (a) sales mix, (b) volume, (c) the recovery of supplier price increases, (d) the strengthening of the Canadian currency, and (e) sales generated by acquired businesses without any explanation as to the amount by which each factor contributed to the increase. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 13

3. Please revise your disclosure for the supplier purchasing programs to quantify the amount of incentives recognized in inventories and as a reduction of cost of sales for each period presented to allow an investor to understand the impact of this estimate on your consolidated financial statements. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

4. In future filings, please revise your disclosure to state the impact of a plus or minus 1% change in your key assumptions in estimating your pension costs, such as the discount rate, return on plan assets, and rate of compensation increases. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Note 1: Business and Accounting Policies, page 20

Self-Insurance Liabilities, page 21

5. In future filings, please either name the independent actuarial firms and other specialists used in determining your self-insurance liabilities reserves or remove your reference to such experts in your disclosures throughout the Form 10-K. We also remind you that if you refer to experts in any filings under the 1933 Securities Act or filings that are incorporated by reference, you also must include their consent. Refer to Section 436(b) of Regulation C.

Shipping and Handling Costs, page 21

6. In future filings, please disclose the amount of internal delivery costs included in selling, distribution and administrative expenses for each period presented, or state that such costs are immaterial. Refer to paragraph 6 of EITF 00-10.

Note 12: Commitments and Contingencies, page 32

7. We note your statement regarding your pending judicial and administrative proceedings, "…the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect…" The language you use to describe these loss contingencies is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 5 for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief